Exhibit 99.1

Suntech Commences Proceeding in the United States in Support of Restructuring Process

Chapter 15 petition filed by the Company’s restructuring professionals

GEORGE TOWN, Cayman Islands - February 22, 2014 — Suntech Power Holdings Co., Ltd. (OTC: STPFQ) (the “Company” or “Suntech”) today announced that the joint provisional liquidators (the “JPLs”) of the Company appointed by the Grand Court of the Cayman Islands to oversee the restructuring of the Company have commenced a Chapter 15 proceeding under the U.S. Bankruptcy Code in a federal court in the Southern District of New York.  Under such a proceeding, the Company is seeking to have recognized in the United States the Company’s overseas provisional liquidation which has previously been granted in the Cayman Islands.

Mr. David Walker, one of the JPLs, said, “The Chapter 15 petition is a very important step to conclude a successful restructuring of the Company as it would allow a centralized process to assert and resolve claims against the Company, and to make distributions to the Company’s creditors.”

Mr. Walker added, “Chapter 15 recognition will stay actions brought by creditors in the United States, and help ensure that all creditors are treated equally with similarly situated creditors in the Cayman Islands proceeding.”

As previously announced, the Company’s filing of the Chapter 15 petition by February 21, 2014 was a provision of the Restructuring Support Agreement entered into with (among other parties) the petitioners for an involuntary bankruptcy proceeding filed against it under Chapter 7 of the U.S. Bankruptcy Code.

About Suntech

Suntech Power Holdings Co., Ltd. (OTC: STPFQ), through its international subsidiaries, has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates”, and include recognition by the federal courts of the Company’s Cayman Islands proceeding under Chapter 15, the Company’s ability to conclude a successful restructuring, and similar statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For media enquiries, please contact:

Prue Lawson

Ph: +1 345 914 8662

Email: prue.lawson@ky.pwc.com

Ryan Scott Ulrich

Public Relations and Investor Relations Director

Ph: +86 510 8531 8654

Email: ryan.ulrich@suntech-power.com